Exhibit 21.1

Subsidiaries of Nicolet Bankshares, Inc.:

Name and jurisdiction of incorporation/organization	Equity Interest Held by Registrant

Nicolet National Bank, organized under the laws of the United States of America	100%

Brookfield Investment Partners, LLC, a Wisconsin limited liability company	100%

Nicolet Joint Ventures, LLC, a Wisconsin limited liability company.	50%

In addition to the subsidiaries listed above, the Registrant owns all of the common stock of Nicolet Bankshares Statutory Trust I, which represents an approximate 3% equity interest in the trust, with preferred shareholders holding the remaining equity interest. The Registrant also owns all of the common stock of Mid-Wisconsin Statutory Trust I, which represents an approximate 3% equity interest in the trust, with preferred shareholders holding the remaining equity interest.

Subsidiary of Nicolet National Bank:

Name and jurisdiction of incorporation/organization	Equity Interest Held by Nicolet National Bank

Nicolet Investments, Inc., a Nevada corporation	100%